UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 8, 2010

SONOMA VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	**000-31929**	**68-0454068**
(State or other	(Commission File No.)	(I.R.S. Employer
jurisdiction		Identification No.)
of incorporation)		

202 West Napa Street, Sonoma, California   95476
(Address of principal executive offices)   (Zip Code)

(707) 935-3200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.**

Effective June 8, 2010, Kelly Bruns resigned from her position as Senior Vice President and Chief Credit Officer of Sonoma Valley Bank (the "Bank"). The positions held by Ms. Bruns will remain vacant while the board of directors of the Bank considers possible replacement candidates.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOMA VALLEY BANCORP,
a California Corporation

Dated: June 8, 2010   /s/Sean C. Cutting
                               Sean C. Cutting,
                               Chief Executive Officer
                               (Principal Executive Officer)